Lang Michener LLP BARRISTERS & SOLICITORS

Vancouver Toronto Ottawa	1500 - 1055 West Georgia Street, P.O. Box 11117 Vancouver, British Columbia, Canada V6E 4N7 Telephone (604) 689-9111 Facsimile (604) 685-7084

Number: 59817-0003

Web site: www.langmichener.com

Direct Line: (604) 691-6834
Direct Fax Line: (604) 893-9616
E-Mail: klalani@lmls.com

November 28, 2008

DELIVERED AND VIA EDGAR

UNITED STATES SECURITIES
AND EXCHANGE COMMISSION
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-6010

Attention:                 Mary Beth Breslin, Senior Attorney

Dear Sirs/Mesdames:

Re:	Neovasc, Inc.
Registration Statement on Form 20-F
Filed August 6, 2008
File No. 000-53363

We write on behalf of Neovasc, Inc. (the “Company”) and in response to the letter of September 2, 2008 (the “Review Letter”) from the reviewing staff of the United States Securities and Exchange Commission (the “SEC”) relating to the Company’s Registration Statement on Form 20-F filed August 6, 2008 (the “Form 20-F”).

We confirm that set forth below are the Company’s responses to the comments as set out in the Review Letter based upon information provided to our firm by the Company. We confirm that the paragraph numbering in this response letter corresponds to the paragraph numbering in the SEC’s Review Letter.

We enclose herewith, on behalf of the Company, two redlined and clean copies of the Form 20-F amended in accordance with the responses provided herein. The redlined version indicates the changes made to the initially filed Form 20-F.

Glossary of Technical Terms, page 3

3.

A glossary should only be used if it facilitates the understanding of your disclosure. You should consider whether the meanings of the terms in this glossary, as well as those in the glossary of defined terms beginning on page 7, can be made clear when they are first used. In addition, you should not use a glossary to define common abbreviations or for terms that are understood by persons other than industry experts. Please refer to Updated Staff Legal Bulletin No. 7 (June 7, 1999) Question 2 available at our website at http://www.sec.gov/interps/legal/cfslb7a.htm.

The Glossary of Defined Terms has been deleted and the terms defined in the glossary are now defined in the Form 20-F where first used. In addition, the Company has deleted a number of terms from the Glossary of Technical Terms. However, there are certain technical terms used throughout the Form 20-F in respect of the Company’s products and their uses. The Company believes the Glossary of Technical Terms facilitates the understanding of readers with respect to these terms and, accordingly, these terms are set out in the glossary.

B. Capitalization of Indebtedness, page 18

4.	Please revise to remove the caption relating to cash from your presentation of capitalization.

The Company has removed the reference to cash from the capitalization table and updated the disclosure.

Risk Factors, page 19

5.

Please disclose as a separate risk factor the going concern limitation in the notes to your financial statements. In addition, explain the reasons for and effects of the language, such as the consequence it may have on your cost of capital.

The Company has included a separate risk factor with respect to the ability of the Company to continue as a going concern and has explained the reasons for and effects of the language.

6.

On page 27 you disclose as a risk factor your reliance on single-source suppliers of raw materials. We note, however, that you may also depend on single source suppliers for certain components, such as your Reducer, and products provided by B- Balloon. Please disclose as a separate risk factor the extent to which you rely upon single source suppliers for components and products and the effect on your business should these sources of supply become unavailable.

The Company has included a separate risk factor regarding the extent to which the Company relies upon single source suppliers for components and products and the effect on the business of the Company should these sources of supply become unavailable.

Item 4. Information on the Company, page 31

Business of PMD, page 34

7.	In the first paragraph, please clarify what you mean by the PeriPatch Sleeve being “in transfer” and specify what steps remain prior to commercialization of this product.

The Company has deleted the reference to the PeriPatch Sleeve being “in transfer” from the product development stage to the manufacturing stage.

Increase in Near-Term Revenue Potential of Products, page 36

8.

We note your statement that the technology platforms for both Neovasc and B- Balloon have “near-term revenue potential…”. Given that these entities’ products are not yet commercially available, nor have they been approved by necessary regulatory agencies in Europe and the United States as required before you can begin selling these products, there does not appear to be a basis for this statement. Please delete.

The Company has deleted this statement as requested and has amended the disclosure under this section to remove information that may be considered to be promotional in nature.

Increase in Potential of Strategic Alliances, page 36

9.

We note here and throughout your document that many statements regarding the uses for your products, the size of potential markets, and other market opportunities lack independent support or appropriate balancing disclosure. For instance, by means of non-inclusive example, we note the following:

	•	Your statement on page 36 that “Neovasc and B-Balloon products could have high revenue and margin potential”;

•

Your statement on page 47 that there is “need for improved diagnostic procedures and devices” to address and “unacceptably high rates of restenosis and/or other complications,” and a “strong drive to use more accurate sizing tools”;

•

Your table and related disclosure on page 49 citing many uses of your products for which you have not obtained the necessary regulatory approvals for the marketing or sale of your products for these uses;

	•	Your statement on page 63 that ostial and bifurcation lesions could account for 10% and 25% of lesions treated, respectively;

	•	Your statement on page 64 that ostial lesion procedures account for 7% of interventions and bifurcation lesions account for 25% of all lesions;

	•	Your statement on page 67 that Fibromuscular dysplasia accounts for 10% of RAS cases.

Please revise as appropriate throughout the registration statement to disclose the bases for your statements regarding market size and opportunity. Also, ensure that appropriate balancing disclosure is included where such statements are made in order to provide context for investors. For example, where you discuss market size and potential for a particular product, also indicate the status of any applications for regulatory approval required for the product’s described use and the length of time usually required to obtain such approval.

The Company has amended the Form 20-F with respect to statements regarding the Company’s products, and market size and market opportunity for its products, to provide support or balancing disclosure or, in certain instances, to delete the disclosure.

The Metricath System, page 42

10.

We note your statement on page 42 that your product “addresses limitations of existing alternate…technologies that are either insufficiently accurate or prohibitively expensive and time-consuming to use.” Revise here and throughout the document, as applicable, to disclose the bases for your beliefs regarding the advantages of your products and to provide balance by discussing the disadvantages of your product relative to established products with which you will compete.

The Company has amended the Form 20-F with respect to statements regarding the advantages of its products to provide balancing disclosure or, in certain instances, to delete the disclosure.

Regulatory Status, page 44

11.

Please update the disclosure to indicate the current status of the pre-market application that you submitted to the FDA in 2007, and describe what actions must be taken to complete the application process. In this regard, we note from Note 13 to your interim financial statements for the period ending March 31, 2008 that the FDA has since responded to your application.

The Company has updated the disclosure to indicate the current status of the pre-market application made by the Company to the FDA in 2007, and has described the actions that must be taken to complete the application process.

Contract Development and Manufacturing, page 46

12.

Please expand your disclosure in the final sentence of this section to provide an indication of the amount of variability and predictability in revenues from contract agreements. Also, in addition to customer needs, disclose any other factors that drive this variability.

The Company has expanded the final sentence of this section to provide an indication of the amount of variability and predictability in revenues from contract agreements and has also disclosed certain other factors that drive this variability.

Metricath Expansion Plan, page 50

13.

Please expand your disclosure to explain the status of your “initial relationships” with your customers. For example, have these customers committed in any way to purchase your products? If not, please revise to so state.

The reference to “initial relationships with customers” has been deleted from this disclosure as the Company has customers in the United States and certain European countries that purchase its catheters.

Tissue Products, page 56

14.

According to the disclosure in the third paragraph, the companies you list are not direct competitors. Please clarify the basis on which you compete with these companies and how their use of synthetic patch materials would threaten the demand for your product.

This disclosure has been amended to state that there are also companies that manufacture patches using synthetic materials which can be used in similar procedures and applications as the Company’s tissue products.

Item 5. Operating and Financial Review and Prospectus, page 76

A. Operating Results, page 82

15.

Please revise to separately quantify the various components of your line item results to give readers a better understanding of your results. For instance, how much of the 33% increase in revenues in the first three months of 2008 was attributable to an increase in contract manufacturing revenues, and how much was attributable to sales of PeriPatch products? Also clarify the reasons for the increase in the separate components. For instance, indicate whether you experienced an increase in volume of your product sales during the period, or whether the increase in product sales was attributable to an increase in price.

The Company has replaced the financial statements for the three month period ending March 31, 2008 with financial statements for the six months ended June 30, 2008 and, accordingly, has deleted the discussion of the operating results for the three months ended March 31, 2008 and replaced it with a discussion of the Company’s operating results for the six months ended June 30, 2008. The Company has also updated the MD&A to separately quantify the various components of the Company’s line-item results and clarify the reasons for the changes in the separate components.

Item 6. Directors, Senior Management and Employees, page 101

A. Directors and Management, page 101

16.

Please revise your table to include all shares of which Dr. Hsiao and Mr. Lifschitz are considered beneficial owners pursuant to the definition in Rule 13d-3 of the Exchange Act. Also make corresponding changes to your table on page 123.

The Company has revised the director’s and senior management table on page 102 and the share ownership table on page 124 to include all shares of which Dr. Hsiao and Mr. Lifschitz are considered beneficial owners.

B. Compensation, page 110

17.

We note that your table on page 111 includes disclosure of bonus payments to Messrs. Marko and Clark. Please provide a brief description of the plan or arrangement under which these payments were made, as well as the basis upon which Messrs. Marko and Clark participate in the plan. Refer to Item 6.B.1 of Form 20-F.

The Company has amended the executive compensation disclosure to describe the bonus plan pursuant to which bonus payments were made to Mr. Marko and Mr. Clark.

Options and Stock Appreciation Rights Granted…, page 111

18.	Please clarify the applicability of footnote (1) in the first table in this section.

The Company has amended the options and stock appreciation rights table in the executive compensation discussion to clarify the applicability of footnote 1.

Termination of Employment…, page 114

19.	Please disclose the remuneration of your named executive officers in the event of termination or change in responsibilities following a change in control, even if the amount is less than $100,000.

The Company has amended the disclosure relating to the termination of employment of the named executive officers to clarify that the Company has no obligation to compensate such named executive officers in the event of termination or change in responsibilities following a change in control, even if the amount is less than $100,000.

C. Board Practices, page 116

Benefits on Termination of Employment, page 116

20.

Please disclose whether your directors are entitled to benefits upon termination. Even if they are not entitled to benefits, you should provide an appropriate negative statement. Refer to Item 6.c. of Form 20-F.

The Company has amended the disclosure relating to the compensation of directors to indicate that its directors are not entitled to any benefits upon termination.

(b) Corporate Governance and Nominating Committee, page 122

21.

We note that Mr. Clark provides assistance to the Committee. Please explain your disclosure regarding Mr. Clark’s role in the Committee. For example, does Mr. Clark make recommendations to the Committee? Does Mr. Clark make recommendations to the Board on behalf of the Committee?

The Company has amended the disclosure relating to the corporate governance and nominating committee to delete the reference to Mr. Clark as he plays no role within the committee other than administering certain activities for the committee.

(c) Compensation Committee, page 124

22.

Please reconcile the grant date and expiration date of the options granted in January 2007 as noted in the Options table on page 124 with the grant date and expiration date of those options in the table on page 112.

The Company has reconciled the grant date and expiration date of the options granted in January 2007 as disclosed in the tables on pages 112 and 124.

Item 7. Major Shareholders and Related Party Transactions, page 126

Major Shareholders, page 126

23.	Please disclose the individuals who have or share voting or investment power over the shares held in the name of Peregrine Group.

The Company has amended the table relating to major shareholders to disclose the person that has voting or investment power over the shares held by the Peregrine Group.

B. Related Party Transactions, page 127

24.	Please disclose or provide use with your analysis explaining why the $70,000 payment to ETS Consulting mentioned on page 115 should not be disclosed pursuant to Item 7.B on Form 20-F.

This payment is disclosed in Canadian dollars under consulting services in the table. We have included the Canadian dollar equivalent of this payment in the related disclosure on p.115.

Covered Stent Contract Manufacturing, page 128

25.

We note your statement that DP is a “significant shareholder” and that the revenues generated pursuant to a manufacturing arrangement with DP are characterized as related party revenues in Notes 11 and 16, respectively, to the March 31, 2008 and December 31, 2007 financial statements. Please revise to provide disclosure pursuant to Item 7.B of Form 20-F with respect to this entity, and explain why DP is not included in the Major Shareholders table on page 126.

DP has not been disclosed in the major shareholders table as, subsequent to July 1, 2008, it holds less than 1% of the Company’s outstanding shares. Prior to July 1, 2008, DP held approximately 6% of the Company’s outstanding shares and accordingly, the Company has included DP in its related party disclosure as required by item 7.B.

Financial Services, page 128

26.

Please clarify whether the services you describe here are those for which you paid the firm of Bishop & Wallace in 2005 through 2007, as indicated in footnote (5) to the Summary Compensation Table on page 111. If so, please revise your disclosure to reflect that Mr. Wallace is no longer your CFO.

The services described were provided by the firm of Bishop & Wallace. The Company has amended the financial services disclosure to clarify that Mr. Wallace is no longer CFO of the Company.

Consulting Services, page 129

27.	Please revise to provide the information required by Item 7.B of Form 20-F with respect to the financing transaction reference in item 3 on page 129.

The Company has expanded the disclosure relating to the referenced financing transaction.

Item 9. The Offer and Listing, page 131

Trading Markets, page 131

28.	We note that your statements here and on page 36 that you intend to apply for listing on the American Stock Exchange. Please advise us of the timing of your anticipated application to the AMEX.

The Company expects to apply to list on AMEX at the earliest possible date after it complies with all AMEX listing requirements. Currently, the Company does not meet the trading price requirement for listing on AMEX.

Item 10. Additional Information, page 133

A. Share Capital, page 133

29.

We note that much of your share information throughout the registration statement is provided on a post-consolidation basis, to reflect the 20 for 1 reverse split that occurred on July 1, 2008. Therefore, please also provide the information in the tables in this section on a post-consolidation basis.

The Company has amended the table in this section to reflect the information on a post- consolidation basis.

D. Exchange Controls, page 143

30.

In the fourth paragraph, you indicate that an acquisition can be reviewable or notifiable. Please revise to indicate the circumstances in which an acquisition is notifiable and the consequences of such status under the Investment Canada Act.

The Company has amended the exchange controls disclosure to clarify the circumstances in which an acquisition is reviewable or notifiable and the consequences of such status under the Investment Canada Act.

E. Taxation, page 144

Dividends, page 145

31.	Please clarify how a holder can demonstrate that she is a “qualifying” U.S. Holder.

A holder can demonstrate that they are a US holder by complying with the definition of a U.S. Holder as defined under ‘United States Tax Consequences – U.S. Holders’ on Page 136 of the amended Form 20-F. The Company will seek reasonable assurance and relevant documentation that the holder is a “qualifying” U.S. Holder.

Passive Foreign Investment Company, page 148

32.

We note your statement that you expect to qualify as a passive foreign investment company for the fiscal year ended August 31, 2007 and that you may also qualify as a PFIC in future years. Please update your disclosure to indicate whether you were found to be a PFIC in 2007 and what your status is for the 2008 fiscal year. Also add appropriate risk factor disclosure. We may have further comment.

Upon further review, the Company has determined that it does not meet the definition of a PFIC for the fiscal year ended December 31, 2006 or any preceding years, nor is it likely to do so in the future. The disclosure in the Form 20-F has been amended accordingly.

Item 17. Financial Statements, page 155

Medical Ventures Corp.

33.

We note on page 15 that you changed your name from “Medical Ventures Corp.” to “Neovasc, Inc.”, however you included the consolidated financial statements of “Medical Ventures Corp.” and filed the registration statement under “Neovasc, Inc.”. Please revise the financial statements to be consistent. For example, consider changing your disclosure to “Neovasc, Inc. (formerly Medical Ventures Corp.).” Please revise throughout the document as appropriate.

The financial statements have been amended to change the reference to the Company from “Medical Ventures Corp.” to “Neovasc, Inc. (formerly Medical Ventures Corp.)”.

34.	In this regard, please have your auditor make similar changes to their accountants’ report as appropriate.

Further to item 33 above, the auditor has made similar changes to its report.

35.	We note that you did not provide a reconciliation to U.S. GAAP for the interim period as of March 31, 2008. Please provide or tell us why you believe it is not required.

Given that the date of the filing of the amended Form 20-F is after September 30, 2008, the Company has included interim financial statements for the six months ended June 30, 2008 and 2007 that include a reconciliation to U.S. GAAP in the amended Form 20-F.

Interim Consolidated Balance Sheets, page 1

36.	We note the header “March 31, 2007.” Please revise as appropriate.

The Company has included interim financial statements for the period ended June 30, 2008.

Note 11. Share Capital, page 14

37.

We note on April 24, 2007, that you issued 38,709,110 units, with each unit consisting of one common share and one-half of a common share purchase warrant. Please explain how you accounted for these public offering units under Canadian GAAP. Since we note no Canadian GAAP to U.S. GAAP reconciliation, explain how your accounting is consistent with U.S. GAAP as well.

As indicated in Note 3(j) of the financial statements and in accordance with Canadian GAAP, when the Company issues units consisting of common shares and warrants, the Company records the issuance as a whole in share capital and does not bifurcate the warrants. The Company believes this treatment is consistent with U.S. GAAP.

Note 20. Subsequent Events, page 22

38.

Please tell us and revise to disclose in more detail how you accounted for the business combination among MEV, Neovasc and B-Balloon. Also, describe any significant differences between accounting under Canadian GAAP and U.S. GAAP.

The Company has inserted the following paragraph into the subsequent event disclosure:

“The acquisitions of B-Balloon and Neovasc were accounted as a purchase method business combination with the Company identified as the acquirer. There are no material variances in the treatment of the acquisitions between Canadian and United States generally accepted accounting principles.”

39.	We note on page 130, that you received a letter dated April 30, 2008 with respect to one of Neovasc patents. Please tell us if any litigation has been filed related to these patents. If material, you should update your disclosure to discuss these matters. If you believe no additional disclosure is necessary, please explain.

The Company confirms that no litigation has been filed.

40.

We note that you authorized a reverse stock split on a 20 for 1 basis concurrent with the acquisition of Neovasc and B-Balloon. Share data and per share amounts should be retroactively restated throughout the document. Revise or advise.

The Company has retroactively restated throughout the Form 20-F, including in the financial disclosure for the years ended December 31, 2007, 2006 and 2005 and for the three and six months ended June 30, 2008 and 2007.

Note 21. Differences between Canadian and United States Generally Accepted Accounting Principles, page 22

41.

Please revise to disclose earning per share based on U.S. GAAP, if materially different from Canadian GAAP. Also, confirm there are no differences as it relates to net income between Canadian and U.S. GAAP.

The Company has added disclosure to this note to state that there are no differences between Canadian GAAP and U.S. GAAP in amounts reported as earnings per share or net income except as disclosed in the note.

Neovasc Medical, LTD.

Balance Sheets, page 3

42.	Revise to disclose the liquidation preference of preferred stock on the face of the balance sheet as required by SFAS 129, paragraph 6.

On the balance sheet of Neovasc Medical Ltd., direction has been made to Note 8 regarding the liquidation preference.

Statement of Changes in Shareholders’ Equity (Deficit), page 5

43.

Revise to disclose the date and number of shares of stock issued for cash or other consideration for each transaction since inception. For each non-cash transaction, disclose in the footnotes the nature of the non-cash consideration and the basis for assigning recorded amounts. Refer to paragraph 11(d) to SFAS 7. This comment also applies to B-Balloon.

The Company has disclosed the number of shares in the Statement of Changes in Shareholders’ Equity (Deficit) for B-Balloon and Neovasc Medical Ltd.

Note 1. General, page 8

44.

We note the financial statements were prepared in accordance with accounting principles generally accepted in the Untied States of America applicable to interim statements. Given that fiscal year ends are presented, please tell us why this statement is appropriate. Revise or advise.

The Company has corrected the statement and deleted the reference to interim statements.

Note 7. Commitments, page 12

45.

We note that you are obligated to pay royalties to the Government of Israel on the sale of products not to exceed the total amount of the grants, including interest received from the Office of Chief Scientist. Tell us more about the significant terms of the grants. Explain any conditions imposed by the Office of the Chief Scientist that may require you to refund these grants, together with interest and penalties. Explain your accounting in greater detail and demonstrate whether and how it complies with SFAS 68. This comment also applies to B-Balloon.

The Company has expanded the disclosure in relation to the grants received from the Office of the Chief Scientist in Notes 2H and 7.1 for Neovasc Medical Ltd. and in Notes 2H and 5 for B-Balloon Ltd.

Pro Forma Consolidated Financial Statements, Unaudited, For the Year Ended December 31, 2007

Pro Forma Consolidated Statement of Operations, page 3

46.

Disclose historical basic and diluted earnings per share on the face of the pro forma statements of operations, together with the number of shares used to compute such per share data. Refer to Article 11 of Regulation S-X.

The historical basic and diluted earnings per share have been disclosed on the face of the pro forma statements. The basic number of shares used to compute the basic earnings per share is the actual number of shares issued and outstanding as at July 31, 2008 subsequent to the share consolidation, the acquisitions and the concurrent financing. The fully diluted number of shares used to compute the fully diluted earnings per share includes the all the options and warrants outstanding as at that date.

Note 2. Significant Accounting Policies, page 4

47.

We note that the pro forma financial statements for MEV have been prepared in accordance with Canadian GAAP and Neovasc and B-Balloon have been prepared in accordance with U.S. GAAP. Article 11 pro forma financial statements should either be prepared on a U.S. GAAP basis or be accompanied by quantified reconciliations to U.S. GAAP prepared in a manner consistent with Item 17. Revise or advise.

The Company has included in its consolidated financial statements as at December 31, 2007 a reconciliation of the differences between Canadian and U.S. GAAP. The Company has referenced this reconciliation to the readers of the pro forma financial statements and has included an abbreviated form of this reconciliation as Note 6 to the proforma financial statements.

Note 3. Business Combination, page 4

48.

You indicated that there is possibility that once all exchanges have taken place either Neovasc or B-Balloon could be the acquirer and the merger would be accounted for as a reverse takeover. Please explain any variances in the exchange ratio that would cause Neovasc or B-Balloon to be the acquirer. We note that the “exact number” of common shares of the combined enterprise to be held by each of the former shareholders of MEV, Neovasc, and B-Balloon cannot be determined with certainty in advance. If this amount is now available, please disclose. If you are still unable to disclose the exact number of common shares held by former shareholders of MEV, Neovasc, and B-Balloon, please explain why and when these amounts will be available.

The exact number of shares issued to acquire Neovasc Medical Ltd. and B-Balloon is now known and has been disclosed, the uncertainty surrounding the accounting treatment of the acquisitions has been resolved and the accounting treatment of the acquisitions of B- Balloon and Neovasc Medical Ltd. has been treated as a purchase method business combination with Neovasc Inc. identified as the acquirer.

49.

Not withstanding the above, please discuss your basis in GAAP for your conclusion that MEV is the accounting acquirer and the purchase method of accounting is appropriate. Explain how you considered each item in paragraph 17 of SFAS 141 in your response. Also, discuss the ownership interest of Neovasc and B-Balloon prior to consummation of the merger. Tell us your consideration that these companies are entities under common control. If so, explain how this impacted your accounting. We may have additional comments after reviewing your response.

No single owner or organized group of owners held a controlling interest in both B- Balloon and Neovasc prior to the consummation of the merger and there was no impact on our accounting for the transaction as a result. Our discussion of SFAS 141, Para 17 follows:

SFAS 141, Para. 17 states:

17. In a business combination effected through an exchange of equity interests, the entity that issues the equity interests is generally the acquiring entity. In some business combinations (commonly referred to as reverse acquisitions), however, the acquired entity issues the equity interests. Commonly, the acquiring entity is the larger entity. However, the facts and circumstances surrounding a business combination sometimes indicate that a smaller entity acquires a larger one. In some business combinations, the combined entity assumes the name of the acquired entity. Thus, in identifying the acquiring entity in a combination effected through an exchange of equity interests, all pertinent facts and circumstances shall be considered.

MEV is the entity that issued the equity interests to effect the combination. Subject to the more detailed analysis below, this initial observation supports the identification of MEV as the acquiring entity.

a. The relative voting rights in the combined entity after the combination—all else being equal, the acquiring entity is the combining entity whose owners as a group retained or received the larger portion of the voting rights in the combined entity. In determining which group of owners retained or received the larger portion of the voting rights, consideration shall be given to the existence of any unusual or special voting arrangements and options, warrants, or convertible securities.

Response: On completion of the acquisition the owners of each combining entity held securities, which currently, or if exercised give them rights to vote 5,858,000 shares, or one-third of the voting rights of the combined entity. We have ignored the concurrent financing as the acquisition agreement does not give rights to any particular party to subscribe for any particular fraction of the total offering and the financing is not part of the consideration paid to make the acquisitions.

Conclusion: Indeterminate. Each party has one third of the voting rights of the combined entity.

b. The existence of a large minority voting interest in the combined entity when no other owner or organized group of owners has a significant voting interest—all else being equal, the acquiring entity is the combining entity whose single owner or organized group of owners holds the large minority voting interest in the combined entity.

Response: There are several significant minority voting interests within the combined entity and as a result no single owner or organized group of owners has a dominant voting interest in the combined entity.

Conclusion: Indeterminate.

c. The composition of the governing body of the combined entity—all else being equal, the acquiring entity is the combining entity whose owners or governing body has the ability to elect or appoint a voting majority of the governing body of the combined entity.

Response: The size of the new board of directors is currently set at seven. Three directors remain from the old MEV board and two nominees were elected from each of Neovasc and B-Balloon. Neovasc and B-Balloon have the right to each nominate one additional nominee to the Board at a later date. Paul Geyer the former Chairman of MEV has remained as the Chairman of the combined entity’s board of directors.

Conclusion: Supports the identification of MEV as the acquirer. No single entity has the ability to elect or appoint a voting majority to the governing body of the combined entity and each entity controls one third of the vote, but Paul Geyer remains the Chairman of the board.

d. The composition of the senior management of the combined entity—all else being equal, the acquiring entity is the combining entity whose senior management dominates that of the combined entity. Senior management generally consists of the chairman of the board, chief executive officer, chief operating officer, chief financial officer, and those divisional heads reporting directly to them, or the executive committee if one exists.

Response: The senior management of the combined entity is dominated by MEV.:

Chairman of the BOD = Paul Geyer, MEV
CEO = Alexei Marko, MEV
CFO = Chris Clark, MEV
VP, Operations & President, Surgical = Brian McPherson, MEV
VP, Sales = Sean Moore, MEV
VP, Marketing = Cynthia Roney, MEV
EVP & GM, Israeli operations = Eyal Sandach, B-Balloon
VP. R&D = Benny Dilmoney, Neovasc
VP, R&D = Amir Miller, B-Balloon

Conclusion: Supports the identification of MEV as the acquirer.

e. The terms of the exchange of equity securities—all else being equal, the acquiring entity is the combining entity that pays a premium over the market value of the equity securities of the other.

Response: N/A. As Neovasc Medical and B-Balloon were both private entities prior to the combination, this factor is not applicable (SFAS 141, paragraph 17(e), footnote 9).

Conclusion: N/A.

In addition to the facts and circumstances analyzed above, SFAS 141, paragraph 18 identifies two additional matters to be considered:

Which combining entity initiated the combination – In mid 2007 MEV’s board instructed management to start a search to acquire new technologies. During this process MEV’s management identified Neovasc and B-Balloon as possible acquisition targets and the acquisition was subsequently completed in mid 2008. This supports the identification of MEV as the acquirer.

The relative size of the assets, revenues and earnings of the combining companies – MEV is considerably larger than either B-Balloon or Neovasc as shown in the table below containing selected financial information at December 31, 2007 and for the year then ended:

	MEV (000s)	B-Balloon (000s)	Neovasc (000s)
Total Assets	$5,690	$235	$1,654
Total Liabilities	1,508	150
Total Liabilities and shareholder equity	5,690	235	1,654

Revenue	$1,518	$-	$-
Expenses	9,349	1,386	1,628
Net loss	7,831	1,386	1,628

As shown above, the business historically carried on by MEV represents 75% of the total assets, 100% of total revenues, and 76% of total expenditures of the combined entities. Furthermore, staff levels at Neovasc and B-Balloon have been reduced by over 75% since the transaction closed. This supports the identification of MEV as the acquirer.

Based on the factors analyzed above we have determined MEV to be the acquiring entity.

50.

In this regard, note that if Neovasc and/or B-Balloon are considered the acquirer and the merger is accounted for as a reverse takeover, Neovasc and B-Balloon will be the predecessor corporation and their historical financial statements will become your historical financial statements. It would appear that Neovasc and B-Balloon historical financial statements would then need to comply with PCAOB standards. Please advise.

It has been determined and outlined in the response to Items 48 and 49 above that Neovasc Inc. has been deemed the acquirer and, as such, the historical statements of Neovasc Medical Inc. or B-Balloon Ltd. will not be required.

51.

Also, we note that the pro forma are presented in Canadian dollars and B-Balloon and Neovasc are translated into Canadian dollars as of the year ended December 31, 2007. However, it appears that the current presentation does not properly reflect the effect of the translation. Alternatively, it appears that a more accurate presentation would begin with the historical financial statements of Neovasc and B-Balloon, and then provide translation adjustments to Canadian dollars, with the final column historical Neovasc and B-Balloon in Canadian dollars. This would then be followed by the presentation of historical MEGA, then the purchase accounting adjustments and finally the pro forma combined financial information. Please advise.

The Company has presented the translation of the historical financial statements of Neovasc Medical Inc. and B-Balloon from United States dollars to Canadian dollars in Note 5 to the pro forma financial statements.

Note 4. Pro Forma Transactions and Assumptions, page 6

52.

We note that the company assumed the total consideration paid for B-Balloon and Neovasc would be 11,600,000 shares of MEV. Please reconcile this with the disclosure on page 37, which states a total of 11,716,000 post-consolidation shares were issued.

The disclosure in the pro forma statements has been amended to reflect the number of shares issued to be 11,716,000.

53.

Revise to disclose how the fair market value of the shares issued and stock options/warrants assumed were determined. In addition, clarify how the fair market values of the assets and liabilities acquired were determined. Specifically, revise to disclose your allocation of purchase price to clearly identify: (i) net tangible assets and liabilities acquired; (ii) identified intangible assets and (iii) fair value adjustments to net tangible and intangible assets and liabilities. In addition, provide the reason for the significant amounts to be allocated to goodwill. Explain the reason for the significant premium paid for the acquisitions.

The fair value of the shares issued to acquire B-Balloon and Neovasc Medical was $2.20. The value of the shares is based on their market price over a reasonable period before and after the date the terms of the business combination were agreed to and announced, January 30, 2008, adjusted to recognize the effects of price fluctuations and quantities traded during extraordinary trading activity immediately after the announcement.The fair value of options and warrants of the Company issued to effect the acquisitions were estimated using the Black-Scholes model. The warrant have an exercise price of $1.38 and an expected life of 1.45 years. The options have a nominal ($0.01) exercise price and an expected life of between 4.5 and 9.7 years. The fair value of the warrants has been calculated to be $1.19 and the fair value of the options $2.19. The fair value of the net tangible assets and liabilities acquired was determined to be materially equal to the book value of the tangible net assets and liabilities acquired. The identifiable intangible assets have now been identified by an independent business valuation consultant and the amount allocated to goodwill represents less than 5% of the total intangible assets. The identifiable intangible assets will be disclosed in the Company’s third quarter consolidated interim financial statements. As it has been determined that the fair value of the net tangible assets acquired is not materially different from the book value of the net tangible assets, there are no fair value adjustments to disclose.

54.

In this regard, tell use more about the treatment of options and warrants at the time of the merger. Explain if the outstanding options and warrants of B-Balloon and Neovasc convert to MEV options and warrants, with unchanged vesting provisions and other terms. Explain how your proposed accounting complies with Question 17 of FIN 44, paragraph 85 and applicable Canadian GAAP.

The Company confirms that the outstanding options and warrants of B-Balloon and Neovasc Medical Ltd. convert to Neovasc Inc. options and warrants with the same vesting provisions and other terms. However the number of options and the exercise price of the options are impacted by the exchange ratio between the total number of securities of each of B-Balloon and Neovasc Medical Ltd. that were issued at July 1, 2008 compared to the total number of securities issued to acquire each of B-Balloon and Neovasc Medical Ltd. of 5,858,000. The number of options and warrants disclosed as assumed by Neovasc Inc. from each of B-Balloon and Neovasc Medical Ltd. reflects the number of Neovasc Inc. shares that could be issued if all the options and warrants of B-Balloon and Neovasc Medical Ltd. were exercised. The total consideration paid for all outstanding common shares, convertible preferred shares, stock options, and warrants of each of B-Balloon and Neovasc consists of a total of 11,529,730 securities, comprising 9,883,891 common shares, 735,394 nominally priced warrants for the purchase of Neovasc common stock and 910,445 nominally priced options for the purchase of Neovasc common stock. For accounting purposes the consideration paid excludes 186,270 replacement options issued by Neovasc to the former employees and consultant of B-Balloon and Neovasc Medical which include a service requirement as a condition of vesting. These options which represent additional compensation for service not yet received, have been excluded from the calculation of total consideration and will be expensed on compensation for services rendered over the remaining vesting period of the options, according to FIN 44.

Exhibits

55.

Please tell us whether the non-disclosure agreements you disclose on pages 103 through 107 as well as the employment agreements with your executive officers you disclose on page 114 must be filed in your home country. If they are, please file them as exhibits. Refer to Instruction 4(c) of Item 19 in Form 20-F.

These agreements are not required to be filed under Canadian rules. Accordingly, the Company has not included them as exhibits to the Form 20-F.

Exhibit 4.2

56.

You indicate that you are requesting confidential treatment for portions of this exhibit. Please note that the application process contemplates that the confidential treatment request is filed at the same time that you file this exhibit. Please refer to Section II.D.3 of Staff Legal Bulletin No. 1 (February 28, 1997).

On behalf of the Company, we separately paper-filed a request for confidential treatment of this exhibit with the Office of the Secretary, Division of Corporation Finance, of the SEC at the time of filing the Form 20-F. We received a comment on the application from Gabriel Eckstein and have responded to and refiled the application accordingly.

In further response to the Review Letter, we also confirm, on behalf of the Company, that:

The Company acknowledges that:

  the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

  staff comments or changes to disclosure in response to staff comments do not foreclose the SEC from taking any action with respect to the filing; and

  the Company may not assert staff comments as a defence in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

Should you have any further questions or comments or require any further documentation or information in connection with the same, please do not hesitate to contact the undersigned at (604) 691-6834.

Yours truly,

/s/ Karim Lalani

Karim Lalani for
Lang Michener LLP

KZL/lmr
Encls.

cc:	Neovasc Inc.
Attention Chris Clark, CFO

cc:	Securities and Exchange Commission Attention: Andri Boerman